[Letterhead of Sullivan & Cromwell LLP]

February 10, 2016

VIA EDGAR

Mr. Daniel F. Duchovny,
Special Counsel, Office of Mergers and Acquisitions,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Royal Bank of Canada Schedule TO-I File No. 005-83843 Filed January 25, 2016

Dear Mr. Duchovny:

Further to our letter dated February 2, 2016, on behalf of the Royal Bank of Canada (the “Bank”), relating to the Tender Offer Statement on Schedule TO-I, SEC File No. 005-83843 (the “Schedule TO”), filed on January 25, 2016, and your telephone conversations with Kai Sheffield  on February 5 and 10, 2016, please find below a supplement to the final paragraph on page 3 of our February 2, 2016 letter.  The supplemental language is bolded and underlined.

Paragraph (a)(3)(ii)(A) of Rule 13e-3. The Depositary Shares are subject to reporting obligations pursuant to section 12(b) of the Exchange Act. As the Offer is structured to avoid, and highly unlikely to result in, the Depositary Shares being considered for suspension and delisting by the NYSE, as set forth above, and the Bank intends to maintain the listing of the Depositary Shares on the NYSE, the Depositary Shares will remain subject to reporting obligations pursuant to section 12(b) of the Exchange Act in respect of each series of Depositary Shares after completion of the Offer. Under section 15(d)(1) of the Exchange Act, an issuer’s reporting obligations under section 15(d) are automatically suspended for as long as the subject securities are registered pursuant to section 12 of the Exchange Act, and under section 12(g)(2)(A) of the Exchange Act, the reporting obligations under section 12(g) do not apply to any security listed and registered on a national security exchange.  Because the Depositary Shares are and will remain subject to reporting obligations pursuant to section 12(b) of the Exchange Act due to their continued listing on the NYSE, any reporting obligations pursuant to section 12(g) and section 15(d) will remain dormant after completion of the Offer and not become eligible for termination or suspension, respectively.  Therefore, the Offer will not cause any series of the Securities to become eligible for termination of registration under Exchange Act Rule 12g-4 or for suspension of reporting obligations under Rule 12h-3 or section 15(d) of the Exchange Act.

Mr. Daniel F. Duchovny	-2-

Furthermore, prior to and at the time the Offer commenced, there were for each respective series of the Depositary Shares fewer than 300 record holders as described in Rules 12g-4 and 12h-3 under the Exchange Act, and fewer than 1,200 record holders as described in section 15(d) of the Exchange Act as applicable to bank holding companies. According to securities position listing reports provided by the Depository Trust Company, as of January 25, 2016, there were 65 record holders of Series C-1 Depositary Shares and 44 record holders of Series C-2 Depositary Shares. Therefore, pursuant to Compliance & Disclosure Interpretation 104.01 (“Going Private Transactions by Certain Issuers and Their Affiliates”), the Offer will not cause any series of the Depositary Shares to become eligible for termination of registration under Exchange Act Rule 12g-4 or for suspension of reporting obligations under Rule 12h-3 or section 15(d) of the Exchange Act.

The undersigned, on behalf of the Bank, hereby acknowledges that:

•	the Bank is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above adequately responds to the comments in your letter.  We look forward to discussing our responses and disclosures with you, if necessary, at your convenience.

Mr. Daniel F. Duchovny	-3-

Please do not hesitate to contact me at (212) 558-4016 or crawshawd@sullcrom.com, Lucas H. Carsley at (212) 558-4942 or carsleyl@sullcrom.com, or Kai D. Sheffield at (212) 558-4196 or sheffieldk@sullcrom.com, with any questions or further comments you may have regarding Amendment No. 1 or if you wish to discuss the above responses.

Sincerely,

/s/ Donald R. Crawshaw
Donald R. Crawshaw

cc:	Erin Dion
(Royal Bank of Canada)

Lucas H. Carsley
Kai D. Sheffield
(Sullivan & Cromwell LLP)